SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: May 22, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    ☐           No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

Press Release
Swisscom realigns to focus fully on the customer: simple, one-stop solutions
From 1 August 2007, Swisscom is realigning its organisation to focus fully on customers’ needs. Swisscom’s former Fixnet, Mobile and Solutions group companies will be replaced by the Private Clients, SMEs and Corporate business divisions. At the same time, the fixed and mobile telecommunication infrastructures as well as the IT platforms will be merged into a single business division. The new corporate structure will for the first time give customers access to Swisscom’s complete range of products and services from a single source. These organisational changes, coupled with the acquisition of Fastweb, will entail some personnel changes within Swisscom management. The managerial reorganisation will come into force on 1 August 2007, with the legal changes effective as of 1 January 2008.
Swisscom currently commands an excellent position on the Swiss market. It operates a nationwide network, provides comprehensive solutions, is well-established on the market and is trusted by millions of customers. Nevertheless, with the ongoing convergence of fixed and mobile communications, media and entertainment, technologies are changing and customers are increasingly expecting companies to offer a single point of contact and deliver simple solutions. It is important to address this trend by offering one-stop solutions and responding consistently to customers’ needs.
First a new strategy, now reorganisation – all in the customer’s interest
In the past, fixed and mobile communications developed in largely separate markets, each with its own demands and dynamics. Customer focus and converging markets are now stretching Swisscom’s existing group structure to the limits.
Swisscom decided to adopt a new strategy back in March 2006, in response to the many challenges that the company found itself facing: stiffer competition, new technologies and expanding customer needs. As a result, Swisscom adapted its organisation to improve its contact with the customer and enhance cooperation between the various group companies. The merger of Fixnet, Mobile and Solutions represents the second step in the drive to create a consistently customer-oriented organisation.
Focus on customer segments – an integrated network and IT unit
The new organisation centres on combining the Fixnet, Mobile and Solutions businesses. They will be replaced by three business divisions geared to meet the needs of private clients, SMEs and corporate clients. Each of these divisions will be responsible for the overall design of the customer experience and for the product range, sales, consultancy and service. Moreover, because the technical platforms for fixed and mobile communication offerings are gradually converging (all-IP), Swisscom has created an integrated Network and IT unit designed to drive forward the migration to a modern IT- and IP-based network platform. This realignment will enable support functions such as finance, human resources and strategy to be merged.
Swisscom IT Services and the various Swisscom participations will continue to operate as separate companies. The market dynamics and organisational demands as well as sales activities in the IT sector are very different to those in telecoms-related operations.
Swisscom IT Services, Fastweb and Swisscom participations are among the company’s strategically important growth areas.
Personnel changes at Group Management level
In addition to the organisational measures to be undertaken, the Board of Directors has also decided on changes to the Executive Board chaired by CEO Carsten Schloter.
Christian Petit (1963), currently the CEO of Hospitality Services Plus SA, will henceforth head the Private Clients business division. Christian Petit is French and has worked, among others, for debitel in France. He joined Swisscom Mobile in 2000, initially as COO and later as Head of Product Marketing.
Heinz Herren (born 1962) has been appointed Head of the SME business division. Mr Herren has 20 years of experience in the telecoms and IT industry, and has worked for Ascom and 3Com among others. In 2001, he took over as Head of Marketing, Wholesale, at Swisscom Fixnet, where he was also responsible for the SME unit.
Urs Schaeppi, the current CEO of Swisscom Solutions, will head the Corporate business division.

Swisscom AG
Group Media Relations	Phone +41-31-3429193	www.swisscom.com
3050 Bern	Fax +41-31-3420730	media@swisscom.com

Press Release
The Head of the Network and IT business divisions has not yet been appointed. The division will be managed ad interim by Patrice Haldemann.
Jürg Rötheli, presently the CEO of Related Businesses, will become the CEO of the Swisscom Participations business division.
Deputy CEO Ueli Dietiker will become Swisscom’s new chief financial officer. Mr Dietiker already held this position between 2002 and 2006. At present he is the CEO of Swisscom Fixnet.
The roles of Eros Fregonas (CEO Swisscom IT Services), Stefan Nünlist (Corporate Communications), Günter Pfeiffer (Human Resources) and Daniel Ritz (Strategy & Business Development) will remain unchanged.
Mario Rossi to become Fastweb CFO
As part of a public takeover, Swisscom has acquired a majority stake in Italian broadband provider Fastweb. Swisscom is investing in Fastweb as a strategic long-term partner with the clear aim of building on Fastweb’s present competitive advantages and technological edge, expanding the portfolio of offerings, and participating in the growth of the broadband sector in Italy. Fastweb’s operations will continue to be managed as an independent unit by the current CEO, Stefano Parisi: Fastweb will remain Fastweb. Swisscom intends to continue working with Fastweb’s successful management team. The Fastweb brand, which is extremely well-positioned in Italy, will also be retained.
Carsten Schloter, Swisscom CEO, will become Chairman of the Fastweb Board of Directors, while financial responsibility within the Fastweb Executive Board will be assigned to the new CFO, Mario Rossi. Mario Rossi has worked in the financial area at Swisscom since 1998, and has been Swisscom CFO since 2006.
Swisscom Mobile CEO Adrian Bult is leaving Swisscom
After ten years in various positions within the company, Adrian Bult, the current CEO of Swisscom Mobile, will be leaving Swisscom at the end of September at his own request, in order to pursue new challenges elsewhere. Mr Bult joined the then Telecom PTT in 1997 as Head of IT. In 2000, he was appointed Head of Consumer Communications, the core of today’s Swisscom Fixnet, which he led from October 2001 as its CEO. In March 2006, Adrian Bult became the CEO of Swisscom Mobile but continued to sit on various boards of directors, including those of Cinetrade and Swisscom Fixnet.
During his time as Swisscom Fixnet CEO, Adrian Bult achieved sustainable enhancements in the efficiency and profitability of Swisscom’s fixed-line business and succeeded in positioning Swisscom Fixnet as the market leader in broadband Internet access. He was also responsible for integrating Internet service provider Bluewin in Swisscom’s fixed-line business and consistently driving the development of Bluewin TV through to the finished product. During Mr Bult’s tenure as CEO of Swisscom Mobile, the division grew its customer base by 8 percent, increased revenue from data services by a further 25 percent, and launched the “100-second news” in conjunction with SF DRS. The Swisscom Board of Directors and CEO would like to thank Mr Bult for his outstanding contributions, including almost nine years as a member of the Swisscom Executive Board, and wish him all the best in his personal life and professional career.
New managerial structure as of 1 August 2007 – structural changes ongoing
The organisational changes will be implemented in two steps. In the first step, organisational units will be transferred in their entirety to the new managerial structure as of 1 August 2007. The reorganisation will be legally come into force on 1 January 2008, and further measures will be taken to optimise the new structure.
Only a few management positions will become redundant on 1 August 2007 due to the re-allocation of entire units. The move to the new Private Clients, SME and Corporate divisions will therefore have little effect on the workforce. The process of harmonising IT landscapes and combining the two networks to create an all-IP network (integrated network based on Internet protocol) will take several years.
Over the next few years the fusion of organisations, coupled with developments in the network and IT sectors, will lead to a workforce reduction of around 3-5 percent a year in our Swiss operations. This is on a par with the rate in recent years. All executive staff and employees affected by workforce reductions will receive support through Swisscom’s proven social plan and the relevant provisions for executives.
Berne, 22 May 2007

Swisscom AG
Group Media Relations	Phone +41-31-3429193	www.swisscom.com
3050 Bern	Fax +41-31-3420730	media@swisscom.com

Press Release
Invitation to press conference in Zurich
In order to explain the background to its decisions and provide an opportunity for interviews, Swisscom will be holding a press conference in Zurich on
Monday, 22 May 2007, from 10:00 to 12:00 (registration from 09:30), in the SWX Swiss Exchange, “Exchange” Room, Selnaustrasse 30, 8021 Zurich
During the press conference you will have an opportunity to put your questions directly to the speakers:
Dr Anton Scherrer, Chairman of the Board of Directors
Carsten Schloter, CEO
The press conference will be held in German. You are also invited to a buffet lunch, which will be served immediately after the press conference.

Swisscom AG
Group Media Relations	Phone +41-31-3429193	www.swisscom.com
3050 Bern	Fax +41-31-3420730	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: May 22, 2007	by:	/s/ Rolf Zaugg

Name: Rolf Zaugg
Title: Senior Counsel
Head of Capital Market &
Corporate Law